THE RED OAK FUND, L.P.
C/O RED OAK PARTNERS, LLC
145 4th Avenue, Suite 15A | New York, New York 10003
Telephone (212) 614-8952 | Facsimile (646) 390-6784


March 18, 2009

VIA FACSIMILE AND CERTIFIED MAIL

CLST Holdings, Inc.
17304 Preston Road, Suite 420
Dallas, Texas 75252
Attention: Robert A. Kaiser

Re:	Stockholder Request for Inspection of Books and Records

Dear Mr. Kaiser/ Corporate Secretary:

The Red Oak Fund ("RO Fund") is the registered holder at the above address of 1,000 shares [represented by certificate No._C5020] of common stock of CLST Holdings ("CLST" or the "Company"), a Delaware corporation.

The RO Fund also beneficially owns 3,341,106 shares of the common stock of CLST, representing 16.3% of all outstanding shares of CLST based on the 20,553,205 shares of common stock outstanding as of October 8, 2008 as reported by CLST.

The RO Fund is the Company's largest shareholder as of that reporting date.

Attached as Exhibit A is a true and correct copy of a Schedule 13D filing dated February 18, 2009, serving as documentary evidence of RO Fund's ownership interests.

Red Oak Partners, LLC ("RO Partners") is the general partner of RO Fund, and I am the managing member of RO Partners, such that RO Partners, the RO Fund, and I have shared power to vote or direct the vote of, or to dispose or direct the disposition of the 3,341,106 shares of common stock held by RO Fund.

Pursuant to 8 Del. Code 220, RO Fund hereby demands to inspect and copy (in person or by attorney or other agent), during the usual hours of business, the following books and records and other documents of the Company:

				Board Structure

	All books, records, reports, memoranda and materials, including but not limited to board and committee minutes and analyses, and materials furnished to or prepared by or for any member of the Board of Directors, whether or not reflected in the Company's public filings, relating to:

		a.	Stockholder nominations for election of directors.

		b.	Classes of directors and their terms of office,
		including all discussion by the Company or Board related to amending the size of the Board from the period of January 1, 2007 to the present.

				*	*	*

RO Fund makes this demand for the following purposes, each of which is reasonably related to RO Fund's interests as a stockholder in CLST: (i) to review and understand RO Fund's rights and obligations relative to board representation, (ii) to assist RO Fund in determining whether to nominate persons for election as directors of the Company and (iii) to facilitate and inform discussions (in full compliance with applicable securities laws) with other stockholders about such matters.

RO Fund will bear the reasonable costs incurred by the Company in connection with the production of the information demanded.

RO Fund hereby authorizes and designates RO Partners, its general partner and agent, and its officers and employees and any other persons designed by them, acting singly or in combination, to conduct the inspection and copying herein demanded.

We request that the Company reply and provide the above information within five business days from the date of this demand as mandated by Section 220.

If you so desire, you may send the requested information directly to Peter J. Tennyson, Esq. and Jay C. Gandhi, Esq., Paul, Hastings, Janofsky & Walker LLP, 695 Town Center Drive, Seventeenth Floor, Costa Mesa, California, 92626.

RO Fund is making this demand for books and records under oath and affirms such demand, including the attachment hereto, to be true and correct under penalty of perjury under the laws of the United States of America and under the laws of the States of Delaware and New York.

Executed this 18th day of March, 2008, in New York, New York.

Thank you for anticipated cooperation.

Very truly yours,

Red Oak Fund, L.P.

By:	Red Oak Partners, LLC, its General Partner

By:	____________________________
	David Sandberg, Managing Member

Exhibit

cc:	Peter J. Tennyson, Esq.
	Jay C. Gandhi, Esq.